Exhibit 99.1

Chindata Group Reports Fiscal Year 2023 Second Quarter and Half Year Unaudited Financial Results

BEIJING, August 31, 2023 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the second quarter and half year 2023 ended June 30, 2023. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•
Solid growth and profitability momentum continued, quarterly revenue recorded 49.7% year over year growth, and 2023 full year guidance reiterated. Revenue in the second quarter of 2023 was RMB1,553.8 million, representing 49.7% year over year ("YoY") growth. Net income in the second quarter of 2023 was RMB219.2 million, representing 9.8% YoY growth, with a net margin of 14.1%. Adjusted EBITDA in the second quarter of 2023 increased by 49.9% YoY to RMB816.1 million, with a margin of 52.5%. The Company reiterated its 2023 revenue guidance in the range of RMB5,880 million to RMB6,080 million, and 2023 adjusted EBITDA guidance in the range of RMB3,100 million to RMB3,220 million.
•
Two new under-construction projects added, one existing project’s capacity expanded, and total capacity increased by 47MW to 945MW during the second quarter of 2023. Two new under-construction hyperscale projects in Johor, Malaysia and Zhangjiakou, Hebei, China with a total capacity of 38MW were added to the Company’s asset portfolio. One existing hyperscale project in the Company’s Johor campus, Malaysia has been expanded, adding capacity of 10MW. Two hyperscale projects with a total capacity of 91MW were put into service, supporting the anchor clients’ business in China and South East Asia. Quarter-end total capacity reached 945MW, representing a 21.8% YoY increase compared with 776MW in the same quarter of 2022. Capacity in China and Asia-Pacific emerging markets (excluding China) made up 81% and 19% of total capacity, respectively, by the end of the second quarter.
•
Ramp-up remained on track with overseas as key contributor. Utilized capacity increased by 48MW to reach 585MW, a 45.9% YoY growth. Strong business momentum from the Company's client base led to an increase of 48MW utilized capacity in the second quarter of 2023, contributed by projects in northern China, Malaysia, and India. Quarter-end utilized capacity reached 585MW, representing a 45.9% YoY growth. Overall utilization ratio was 80% by end of the second quarter of 2023, compared with 84% by the end of FY23Q1 and 78% by the end of FY22Q2.
•
34MW new commitment received from existing key clients for China and Malaysia projects. Total client commitment (contracted and “Indication of Interest” (IOI) capacity) increased by 34MW in the second quarter, mainly contributed by 22MW new IOI and contracted capacity received from the anchor client for the expansion of its overseas business, and 12MW new demand received from one of the key international clients. Total contracted and IOI capacity reached 850MW in the second quarter, representing a 30.8% YoY increase. Commitment ratio of total capacity was 90% by the end of the second quarter of 2023.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “In the second quarter of 2023, Chindata continued to maintain a vigorous growth momentum. We deeply participated in the digital economic development of China and the Asia-Pacific emerging markets, building two major growth engines at home and abroad, and in-serivce and utilized capacity in the overseas market reached more than 5 times that of the same period last year. At the same time, we accumulated technology innovation bit by bit, supported sustainable growth with technology, and promoted high-quality upgrading of business. By the end of the second quarter, the number of patents obtained and applied for by the group reached 493, which is 1.37 times that of the same period last year. We have successfully developed a systematic and full-stack AI Generated Content ("AIGC") data center solution, seizing the new opportunities brought about by the new round of technological revolution in the industry.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “We continued to deliver consistent and solid financial results in the second quarter of the year 2023. Revenue increased by 49.7% YoY to RMB1,553.8 million, and adjusted EBITDA increased by 49.9% to RMB816.1 million. The economy of scale of our hyperscale model and our cost control effort continued to yield healthy margin performance. Adjusted EBITDA margin in the second quarter continued to stay at above 50% level, at 52.5%. Net profit performance has lasted for 10 straight quarters, with net income in the second quarter grew by 9.8%, with a net margin of 14.1%. Return continued to improve as a result, with company level pre-tax ROIC reaching 19.3% in the second quarter, compared with 18.7% by end of the first quarter of 2023. Taking into consideration such momentum, we are reiterating our 2023 revenue and adjusted EBITDA guidance previously provided.”

Business Highlights

Asset Overview

•
Total Capacity.
o
Total capacity continued to grow at a steady pace. Total capacity increased by 47MW to 945MW by the end of the second quarter of 2023, representing an 21.8% YoY growth. (vs. 898MW in FY23Q1, 776MW in FY22Q2).
o
In-service capacity. In-service capacity increased by 91MW to 730MW by the end of the second quarter of 2023, representing a 42.9% YoY growth (vs. 639MW in FY23Q1, 511MW in FY22Q2), mainly contributed by CN20 and MY06-2, located in the Company’s Datong campus in Shanxi Province and its Johor campus in Malaysia, respectively, supporting the anchor client’s business. The Company had 27 in-service projects by end of the second quarter of 2023.
o
Under-construction capacity. Under-construction capacity was 214MW by the end of the second quarter of 2023 (vs.258MW in FY23Q1, 265MW in FY22Q2). Two new under-construction hyperscale projects were added to the Company’s asset portfolio, including MY06-4, a 12MW project located in Johor campus, Malaysia scheduled for delivery starting from 2024Q1 and CN23, a 26MW project located in Hebei, China scheduled for delivery starting from 2025Q1. One existing hyperscale project, located in Johor campus, Malaysia, was expanded to 53MW, adding a capacity of 10MW.
o
As of the end of the second quarter, the Company’s total capacity (in-service and under construction) by region was as follows: Greater Beijing Area: 722MW (76%), Yangtze River Delta Area: 36MW (4%), Greater Bay Area: 5MW (1%), Malaysia and India: 182MW (19%).
•
Contracted and IOI capacity.
o
The Company continued to serve its existing clients and support their healthy growth as a trusted partner, the momentum on the overall demand from its unique client base remains healthy. Overseas business has been a major contributor in new demand during the second quarter.
o
Total contracted and IOI capacity increased by 34MW during the second quarter of 2023 to reach 850MW by quarter end, representing a 30.8% YoY growth (vs. 816MW in FY23Q1, 650MW in FY22Q2). The Company received 10MW contracted and IOI capacity on existing project MY06-3 due to expansion, and 12MW IOI capacity on new project MY06-4 in Johor campus, Malaysia, to support the anchor client. In addition to that, the Company received 12 MW new demand on the new project CN23 to support one of the key international clients. Contracted capacity increased by 60MW during the second quarter, mostly contributed by the 16MW IOI conversion on projects CE02, CN12, and CN23 to support one of the key international clients and 45MW IOI conversion and newly contracted capacity on project MY06-3 to support the anchor client.
o
Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 95% by the end of the second quarter of 2023 (vs. 95% by end of FY23Q1, 95% by end of FY22Q2). Contracted & IOI ratio for total capacity was 90% by the end of the second quarter of 2023 (vs. 91% by end of FY23Q1, 84% by end of FY22Q2).

•
Utilized capacity. The Company’s consistency in high-quality and fast delivery, combined with its healthy and differentiated client base, led to another quarter of outstanding ramp-up performance. Total utilized capacity increased by 48MW to 585MW by end of the second quarter of 2023, representing a 45.9% YoY growth (vs. 537MW by end of FY23Q1, 401MW by end of FY22Q2.
o
Additional utilized capacity of 48MW was mostly contributed by projects in the Company's campuses in the Greater Beijing region, Malaysia, and India, supporting the anchor client, the Chinese cloud client, and one of the key international clients.

o
Utilization ratio was 80% by the end of the second quarter of 2023 (vs. 84% by the end of FY23Q1, 78% by the end of FY22Q2). For the Company’s 27 in-service projects, 16 of them (59%) were operating at 90% or above utilization ratio, 5 of them (19%) were ramping up in between 50% to 70% utilization ratio, while 6 of them (22%) were ramping up at below 50% utilization ratio.
o
Utilized capacity and split by region by the end of the second quarter of 2023 are as follows: Greater Beijing Area: 489MW (83%), Yangtze River Delta Area: 10MW (2%), Greater Bay Area: 2MW (1%), Malaysia and India: 84MW (14%).

Recent Developments: Sustainability

On July 24, 2023, the Company published its 2022 ESG Report. The Company continued to run its business in an energy-efficient entity. The Company procured 220 million kWh of green electricity in 2022, and has amassed nearly 770 million kWh green electricity through transactions by end of 2022. Total power consumption for the year was 3.03 billion kWh, with annual PUE of its Chinese business at 1.21, remarkably lower than industry average. The Company leverages its core values of Stable, Advanced, Forward, Eco-friendly (SAFE) to enhance its environmental, social, and governance (ESG) strategy, aiming to efficiently convert electricity into high-quality computational power, ensuring stability, eco-friendliness, and quality. This approach will not only enhance operational stability, but also bolster partner confidence and promote long-term sustainability. More information regarding the Company’s ESG initiatives can be obtained at https://investor.chindatagroup.com/esg-efforts.

Recent Developments: Strategic Cooperation Agreement

The Company continued to build its partnership ecosystem to lay the foundation for future opportunities. On July 28, 2023, the Company entered into a ten-year strategic cooperation agreement with Zhangjiakou Construction & Investment Group, an SOE based in Zhangjiakou. Zhangjiakou Construction & Investment Group brings a wealth of experience and robust capabilities in asset management, capital operations, resource development, and industrial investment. The two entities will forge a comprehensive partnership spanning land and water resource development, energy development, data center collaboration and operations, and integrated source-grid-load-storage projects. Both parties will also further explore other collaborative opportunities in the big data industry chain. This partnership enhances the Company’s presence in Hebei and Zhangjiakou's "East Data" hub, while delivering mutual benefits, fostering industry convergence, and boosting Zhangjiakou's digital economy.

Recent Developments: National Award

On July 14, 2023, Hebei Qinhuai, a subsidiary of the Company, was selected to be a part of the National List of Specialized and Innovative "Little Giant" Enterprises. This prestigious designation is awarded to companies that focus on niche markets, exhibiting strong innovation, maintaining significant market share, mastering core technologies, and achieving high levels of quality and efficiency. The Company holds the distinction of being the first data center enterprise in Hebei to attain this honor. The Company’s "Four Campuses Layout" in Huailai County is well-established, with an IT capacity of over 300MW and a server deployment scale accounting for 80% of the total in Huailai County.

Fiscal Year 2023 Second Quarter and First Half Financial Results Summary

TOTAL REVENUES

Total revenues in the second quarter of 2023 increased by 49.7% to RMB1,553.8 million (US$214.3 million) from RMB1,038.1 million in the same period of 2022, primarily driven by the robust growth of the Company’s colocation services as more capacity was put into utilization as scheduled.

For the first half of 2023, total revenues increased by 53.0% to RMB2,997.3 million (US$413.4 million) from RMB1,958.7 million in the same period of 2022.

COST OF REVENUE

In line with the Company’s revenue growth, total costs of revenue in the second quarter of 2023 were RMB911.2 million (US$125.7 million), compared to RMB602.2 million in the same period of 2022, representing an increase of 51.3%, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the first half of 2023, total cost of revenue increased by 57.2% to RMB1,731.5 million (US$238.8 million) from RMB1,101.8 million in the same period of 2022, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the second quarter of 2023 increased by 47.4% to RMB642.6 million (US$88.6 million) from RMB435.9 million in the same period of 2022. Gross margin in the second quarter of 2023 was 41.4%, compared with 42.0% in the same period of 2022 and 43.2% in the first quarter of 2023.

For the first half of 2023, gross profit increased by 47.7% to RMB1,265.8 million (US$174.6 million) from RMB856.9 million in the same period of 2022. Gross margin in the first half of 2023 was 42.2%, compared to 43.8% in the same period of 2022.

OPERATING EXPENSES

Total operating expenses in the second quarter of 2023 increased by 56.9% to RMB197.6 million (US$27.2 million) from RMB125.9 million in the same period of 2022.

For the first half of 2023, total operating expenses increased by 23.5% to RMB364.7 million (US$50.3 million) from RMB295.4 million in the same period of 2022.

• Selling and marketing expenses in the second quarter of 2023 slightly increased by 4.1% to RMB16.1 million (US$2.2 million) from RMB15.4 million in the same period of 2022, primarily due to more marketing activities conducted by the Company. For the first half of 2023, selling and marketing expenses slightly decreased by 0.9% to RMB37.5 million (US$5.2 million) from RMB37.8 million in the same period of 2022.

• General and administrative expenses in the second quarter of 2023 increased by 69.6% to RMB154.5 million (US$21.3 million) from RMB91.1 million in the same period of 2022, primarily due to higher professional service fee and employee benefit expense. For the first half of 2023, general and administrative expenses increased by 25.7% to RMB275.3 million (US$38.0 million) from RMB218.9 million in the same period of 2022, primarily due to higher professional service fee and employee benefit expense.

• Research and development expenses in the second quarter of 2023 were RMB27.0 million (US$3.7 million), compared to RMB19.4 million in the same period of 2022, representing an increase of 39.3%, primarily due to an increase in R&D personnel and higher share-based compensation expense. For the first half of 2023, research and development expenses increased by 34.4% to RMB51.9 million (US$7.2 million) from RMB38.6 million in the same period of 2022, primarily due to an increase in R&D personnel and higher share-based compensation expense.

OPERATING INCOME

As a result of the foregoing, operating income in the second quarter of 2023 increased by 43.5% to RMB445.0 million (US$61.4 million) from RMB310.0 million in the same period of 2022. Operating income margin in the second quarter of 2023 was 28.6%, compared with 29.9% in the same period of 2022 and 31.6% in the first quarter of 2023.

For the first half of 2023, operating income increased by 60.5% to RMB901.1 million (US$124.3 million) from RMB561.6 million in the same period of 2022. Operating income margin in the first half of 2023 was 30.1%, compared to 28.7% in the same period of 2022.

NET INCOME

Net income in the second quarter of 2023 increased by 9.8% to RMB219.2 million (US$30.2 million) from RMB199.6 million in the same period of 2022. Net income margin in the second quarter of 2023 was 14.1%, compared with 19.2% in the same period of 2022 and 17.5% in the first quarter of 2023. For the first half of 2023, net income increased by 60.5% to RMB472.2 million (US$65.1 million), compared with RMB294.1 million in the same period of 2022. Net income margin in the first half of 2023 was 15.8%, compared to 15.0% in the same period of 2022.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the second quarter of 2023 were RMB0.60 (US$0.08) and RMB0.60 (US$0.08). Basic and diluted earnings per share were RMB0.30 (US$0.04) and RMB0.30 (US$0.04). Each ADS represents two of the Company's Class A ordinary shares.

For the first half of 2023, basic and diluted earnings per American Depositary Share ("ADS") were RMB1.30 (US$0.18) and RMB1.28 (US$0.18). Basic and diluted earnings per share were RMB0.65 (US$0.09) and RMB0.64 (US$0.09).

ADJUSTED EBITDA

Adjusted EBITDA in the second quarter of 2023 increased by 49.9% to RMB816.1 million (US$112.5 million), from RMB544.3 million in the same period of 2022. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, impairment of long-lived assets, change in fair value of financial instruments, foreign exchange (gain) loss, and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the second quarter of 2023 was 52.5%, compared with 52.4% in the same period of 2022 and 56.4% in the first quarter of 2023.

For the first half of 2023, adjusted EBITDA increased by 56.9% to RMB1,629.9 million (US$224.8 million), from RMB1,038.8 million in the same period of 2022. Adjusted EBITDA margin in the first half of 2023 was 54.4%, compared with 53.0% in the same period of 2022.

ADJUSTED NET INCOME

Adjusted net income in the second quarter of 2023 increased by 6.7% to RMB258.2 million (US$35.6 million), from RMB241.9 million in the same period of 2022. Adjusted net income is defined as net income excluding share-based compensation, impairment of long-lived assets, and depreciation and amortization of property and equipment and intangible assets resulting from a business combination, as adjusted for the tax effects on non-GAAP adjustments.

Adjusted net income margin in the second quarter of 2023 was 16.6%, compared with 23.3% in the same period of 2022 and 21.9% in the first quarter of 2023.

For the first half of 2023, adjusted net income increased by 36.8% to RMB574.0 million (US$79.2 million), from RMB419.5 million in the same period of 2022. Adjusted net income margin in the first half of 2023 was 19.1%, compared with 21.4% in the same period of 2022.

BALANCE SHEET

As of June 30, 2023, the Company had cash, cash equivalents and restricted cash of RMB5,915.3 million (US$815.8 million), compared to RMB4,064.2 million as of December 31, 2022. As of June 30, 2023, the Company had short-term bank loans and current portion of long-term bank loans of RMB1,306.1 million (US$180.1 million), long-term bank loans of RMB8,225.1 million (US$1,134.3 million) and notes payable of RMB2,137.4 million (US$294.8 million), compared to RMB1,203.1 million, RMB7,168.4 million and nil, respectively, as of December 31, 2022.

The Company and its affiliates may from time to time purchase Company debt, including the 10.500% senior notes due 2026 (the “Notes”), in open market purchases, privately negotiated transactions, tender offers or otherwise. In addition, the Company currently expects to exercise its right under the indenture governing the Notes to redeem the Notes after the closing of the merger contemplated in the Agreement and Plan of Merger among the Company and the other parties thereto, dated August 11, 2023 (the “Merger”), subject to market conditions, the Company’s liquidity requirements and capital resources, the terms of the debt financing to be incurred in connection with the Merger, and other factors.

2023 Full Year Business Outlook

Taking numerous factors into consideration, the Company reiterated its guidance for the full year of 2023 as follows.

TOTAL REVENUES

•
RMB5,880 million – RMB6,080 million, a 29.2-33.6% increase over the full year of 2022

ADJUSTED EBITDA

•
RMB3,100 million – RMB3,220 million, a 31.0-35.6% increase over the full year of 2022

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, August 31, 2023, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the link provided below to complete the online registration process. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

Event Title: Chindata Group Holdings Limited Q2 2023 Earnings Call

Registration Link: https://register.vevent.com/register/BI63d50056b5074db9b67a2349f0ab7a98

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB7.2513 to US$1.00, the noon buying rate on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Don ZHOU

Penghua.zhou@chindatagroup.com

Claire LIN

Shiqing.lin@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,115,914	4,907,901	676,830
Restricted cash	796,549	768,637	106,000
Accounts receivable, net	1,937,692	1,397,109	192,670
Value added taxes recoverable	437,579	477,810	65,893
Prepayments and other current assets	468,688	653,239	90,086
Total current assets	6,756,422	8,204,696	1,131,479
Non-current assets
Property and equipment, net	13,369,156	15,316,834	2,112,288
Operating lease right-of-use assets	1,104,895	1,099,258	151,595
Finance lease right-of-use assets	133,037	134,383	18,532
Goodwill and intangible assets, net	793,082	773,152	106,623
Restricted cash	151,763	238,723	32,921
Value added taxes recoverable	369,016	367,221	50,642
Other non-current assets	422,860	467,960	64,534
Total non-current assets	16,343,809	18,397,531	2,537,135
Total assets	23,100,231	26,602,227	3,668,614
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,203,080	1,306,082	180,117
Accounts payable	2,420,376	2,119,212	292,253
Current portion of operating lease liabilities	42,407	36,898	5,088
Current portion of finance lease liabilities	4,978	5,071	699
Accrued expenses and other current liabilities	584,839	657,466	90,669
Total current liabilities	4,255,680	4,124,729	568,826
Non-current liabilities
Long-term bank loans	7,168,445	8,225,121	1,134,296
Notes payable	—	2,137,360	294,755
Operating lease liabilities	178,609	175,855	24,252
Finance lease liabilities	58,745	58,284	8,038
Other non-current liabilities	529,198	601,491	82,949
Total non-current liabilities	7,934,997	11,198,111	1,544,290
Total liabilities	12,190,677	15,322,840	2,113,116
Shareholders’ equity:
Ordinary shares	46	46	6
Additional paid-in capital	10,832,160	10,917,432	1,505,583
Statutory reserves	311,821	311,821	43,002
Accumulated other comprehensive loss	(300,517)	(488,147)	(67,319)
Retained earnings	66,044	538,235	74,226
Total shareholders’ equity	10,909,554	11,279,387	1,555,498
Total liabilities and shareholders’ equity	23,100,231	26,602,227	3,668,614

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share information)

	For the three months ended				For the six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	1,038,097	1,443,547	1,553,793	214,278	1,958,705	2,997,340	413,352
Cost of revenue	(602,182)	(820,324)	(911,221)	(125,663)	(1,101,756)	(1,731,545)	(238,791)
Gross profit	435,915	623,223	642,572	88,615	856,949	1,265,795	174,561
Operating expenses
Selling and marketing expenses	(15,426)	(21,449)	(16,066)	(2,216)	(37,842)	(37,515)	(5,174)
General and administrative expenses	(91,104)	(120,784)	(154,531)	(21,311)	(218,942)	(275,315)	(37,968)
Research and development expenses	(19,360)	(24,880)	(26,978)	(3,720)	(38,574)	(51,858)	(7,152)
Total operating expenses	(125,890)	(167,113)	(197,575)	(27,247)	(295,358)	(364,688)	(50,294)
Operating income	310,025	456,110	444,997	61,368	561,591	901,107	124,267
Net interest expense	(60,518)	(117,425)	(131,591)	(18,147)	(145,145)	(249,016)	(34,341)
Foreign exchange gain (loss)	3,667	2,045	(1,174)	(162)	3,138	871	120
Changes in fair value of financial instruments	10,436	3,310	5,659	780	10,381	8,969	1,237
Others, net	13,637	18,556	13,591	1,874	14,255	32,147	4,433
Income before income taxes	277,247	362,596	331,482	45,713	444,220	694,078	95,716
Income tax expense	(77,683)	(109,624)	(112,263)	(15,482)	(150,088)	(221,887)	(30,600)
Net income	199,564	252,972	219,219	30,231	294,132	472,191	65,116
Earnings per share:
Basic	0.27	0.35	0.30	0.04	0.40	0.65	0.09
Diluted	0.27	0.34	0.30	0.04	0.40	0.64	0.09
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(32,410)	(20,940)	(166,690)	(22,988)	(47,843)	(187,630)	(25,875)
Comprehensive income	167,154	232,032	52,529	7,243	246,289	284,561	39,241

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	199,564	252,972	219,219	30,231	294,132	472,191	65,116
Depreciation and amortization	185,318	281,577	323,853	44,661	351,674	605,430	83,493
Share-based compensation	32,345	52,253	28,475	3,927	105,338	80,728	11,133
Amortization of debt issuance cost	11,042	15,195	15,916	2,195	51,127	31,111	4,290
Others	25,592	9,500	43,347	5,978	44,222	52,847	7,289
Changes in operating assets and liabilities	21,632	81,779	556,005	76,677	(202,753)	637,784	87,954
Net cash generated from operating activities	475,493	693,276	1,186,815	163,669	643,740	1,880,091	259,275
Net cash paid for long-lived assets and business combinations	(1,007,840)	(1,653,902)	(1,254,568)	(173,013)	(2,232,725)	(2,908,470)	(401,096)
Net cash from short-term investment activities	33,052	—	(141,857)	(19,563)	194,903	(141,857)	(19,563)
Net cash used in investing activities	(974,788)	(1,653,902)	(1,396,425)	(192,576)	(2,037,822)	(3,050,327)	(420,659)
Net proceeds from financing activities	1,819,657	2,713,334	259,142	35,737	1,858,931	2,972,476	409,923
Net cash generated from financing activities	1,819,657	2,713,334	259,142	35,737	1,858,931	2,972,476	409,923
Exchange rate effect on cash, cash equivalents and restricted cash	71,166	(47,663)	96,458	13,302	58,002	48,795	6,730
Net increase in cash, cash equivalents and restricted cash	1,391,528	1,705,045	145,990	20,132	522,851	1,851,035	255,269
Cash, cash equivalents and restricted cash at beginning of period	4,372,325	4,064,226	5,769,271	795,619	5,241,002	4,064,226	560,482
Cash, cash equivalents and restricted cash at end of period	5,763,853	5,769,271	5,915,261	815,751	5,763,853	5,915,261	815,751

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	199,564	252,972	219,219	30,231	294,132	472,191	65,116
Add: Depreciation and amortization(1)	187,324	283,584	325,859	44,938	355,687	609,443	84,046
Add: Net interest expenses	60,518	117,425	131,591	18,147	145,145	249,016	34,341
Add: Income tax expenses	77,683	109,624	112,263	15,482	150,088	221,887	30,600
Add: Share-based compensation	32,345	52,253	28,475	3,927	105,338	80,728	11,133
Add: Changes in fair value of financial instruments	(10,436)	(3,310)	(5,659)	(780)	(10,381)	(8,969)	(1,237)
Add: Foreign exchange (gain) loss	(3,667)	(2,045)	1,174	162	(3,138)	(871)	(120)
Add: Non-cash operating lease cost relating to prepaid land use rights	959	3,297	3,172	437	1,918	6,469	892
Adjusted EBITDA	544,290	813,800	816,094	112,544	1,038,789	1,629,894	224,771
Net income margin	19.2%	17.5%	14.1%	14.1%	15.0%	15.8%	15.8%
Adjusted EBITDA margin	52.4%	56.4%	52.5%	52.5%	53.0%	54.4%	54.4%

Note:

(1)
Before the deduction of government grants.

	For the three months ended				For the six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	199,564	252,972	219,219	30,231	294,132	472,191	65,116
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	12,240	12,591	12,424	1,713	24,410	25,015	3,450
Add: Share-based compensation	32,345	52,253	28,475	3,927	105,338	80,728	11,133
Add: Tax effects on non-GAAP adjustments(2)	(2,210)	(2,041)	(1,926)	(266)	(4,404)	(3,967)	(547)
Adjusted Net Income	241,939	315,775	258,192	35,605	419,476	573,967	79,152
Net income margin	19.2%	17.5%	14.1%	14.1%	15.0%	15.8%	15.8%
Adjusted Net Income margin	23.3%	21.9%	16.6%	16.6%	21.4%	19.1%	19.1%

Note:

(1)
Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.
(2)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.